EXHIBIT 99.2

NATURE OF INDIRECT BENEFICIAL OWNERSHIP

The 25,100 Units of the Issuer reported as indirectly beneficially owned by the Reporting Person are owned by Grace Property Management, Inc., the general partner of the Issuer.  All shares of Grace Property Management, Inc. are held in trust for the benefit of the Reporting Person.  The Reporting Person does not have or share voting power or investment power, or have the right or ability to acquire such power within 60 days, over the shares of Grace Property Management, Inc. and has no power under the trust to direct the voting or investment of the assets of Grace Property Management, Inc.  In addition, the Filing Person is neither an officer nor a director of Grace Property Management, Inc.